cm

SECURITIE
V

13010139

MAR 0 1 2013

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

SEC FILE NUMBER
8-33312

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Detwiler Fenton Wealth Management Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 High Street, Suite 2800

(No. and Street)

Boston	MA	02110
(City)	(State)	(Zip Code)

COLLEEN M BRADLEY
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
August 29, 2014

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen D. Martino (617) 747-0154

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wolf & Company, P.C.

(Name – *if individual, state last, first, middle name*)

99 High Street	Boston	MA	02110
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

EM
3/12/13

OATH OR AFFIRMATION

I, Stephen D. Martino, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Detwiler Fenton Wealth Management Inc., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None.

Signature

Chief Financial Officer

Title

Notary Public

COLLEEN M. BRADLEY
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
August 29, 2014

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WOLF
& COMPANY, P.C.

Detwiler Fenton Wealth Management, Inc.

(A wholly-owned subsidiary of Detwiler Fenton Investment Management LLC)

(SEC File Number 8-33312)

Financial Statements and Supplementary Information

Year Ended December 31, 2012

Detwiler Fenton Wealth Management, Inc.

Table of Contents

WOLF
& COMPANY, P.C.

Independent Auditors' Report

To the Board of Directors of Detwiler Fenton Wealth Management, Inc.:

We have audited the accompanying financial statements of Detwiler Fenton Wealth Management, Inc. (a wholly-owned subsidiary of Detwiler Fenton Investment Management LLC), which comprise the statement of financial condition as of December 31, 2012, and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended, and the related notes to the financial statements, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Detwiler Fenton Wealth Management, Inc. as of December 31, 2012, and the results of their operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information presented on page 11 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Wolf & Company, P.C.

Boston, Massachusetts
February 27, 2013

Detwiler Fenton Wealth Management, Inc.

Statement of Financial Condition

December 31, 2012

Assets

Cash and cash equivalents (Note 2)	$ 59,390
Deposit with clearing organization (Note 3)	75,000
Commissions and fees receivable	2,000
Prepaid expenses	18,069
Due from affiliates (Note 5)	19,288
Total assets	$ 173,747

Liabilities and Shareholder's Equity

Liabilities:	
Accounts payable and accrued liabilities	$ 36,267
Total liabilities	36,267
Commitments and contingencies (Notes 5 and 6)	
Shareholder's equity:	
Common stock, no par value, 10,000, shares authorized; 10,000 shares issued and outstanding	10,000
Additional paid-in-capital	40,000
Retained earnings	87,480
Total shareholder's equity	137,480
Total liabilities and shareholder's equity	$ 173,747

See accompanying notes to financial statements.

Detwiler Fenton Wealth Management, Inc.

Statement of Income

Year Ended December 31, 2012

Revenues:	
Commissions and fees	$ 441,230
Total revenues	441,230
Expenses:	
Compensation and benefits	176,460
General and administrative	70,802
Occupancy, communications and systems	8,670
Execution costs	31,156
Management fees paid to Parent (Note 5)	43,000
Total expenses	330,088
Income before income taxes	111,142
Income tax expense (Note 4)	34,312
Net income	$ 76,830

See accompanying notes to financial statements.

Detwiler Fenton Wealth Management, Inc.

Statement of Changes in Shareholder's Equity

Year Ended December 31, 2012

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Shareholder's Equity
Balance at December 31, 2011	$ 10,000	$ 160,000	$ 10,650	$ 180,650
Cash dividend paid to Parent - Detwiler Fenton Investment Management LLC	-	(120,000)	-	-
Net income	-	-	76,830	76,830
Balance at December 31, 2012	$ 10,000	$ 40,000	$ 87,480	$ 257,480

See accompanying notes to financial statements.

Detwiler Fenton Wealth Management, Inc.

Statement of Cash Flows

Year Ended December 31, 2012

Cash flows from operating activities:	
Net income	$ 76,830
Adjustments to reconcile net income to net cash provided by operating activities:	
Net change in:	
Commissions and fees receivable	4,449
Prepaid expenses	1,171
Due to/from affiliate, net	(20,649)
Accounts payable and accrued liabilities	32,964
Income taxes payable	(11,887)
Net cash provided by operating activities	82,878
Cash flows from financing activities:	
Cash dividend paid to Parent	(120,000)
Net cash used in financing activities	(120,000)
Net decrease in cash and cash equivalents	(37,122)
Cash and cash equivalents at beginning of year	96,512
Cash and cash equivalents at end of year	$ 59,390
Supplemental disclosure of cash flows information:	
Cash payments for income taxes	$ 2,009

See accompanying notes to financial statements.

Detwiler Fenton Wealth Management, Inc.

Notes to Financial Statements

For the Year Ended December 31, 2012

1. ORGANIZATION

Description of Business

Detwiler Fenton Wealth Management, Inc. (the "Company") is a wholly-owned subsidiary of Detwiler Fenton Investment Management LLC ("DFIM"), which is a wholly-owned subsidiary of Detwiler Fenton Group, Inc. ("DFG").

The Company is registered with the Securities and Exchange Commission as a broker-dealer. The Company introduces customer transactions on a fully disclosed basis to its clearing broker, National Financial Services LLC ("NFS"), a wholly-owned subsidiary of Fidelity Investments.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America.

Cash Equivalents

Cash equivalents include highly liquid investments with an original maturity at date of purchase of three months or less. The Company maintains cash and cash equivalent deposits which from time to time can be in excess of federally insured limits at certain financial institutions. The Company has not experienced any losses in such accounts and does not believe it is exposed to significant credit risks.

Revenue Recognition

Commission revenues and related execution costs are recorded on a trade-date basis as securities transactions occur. Asset-based fees are determined based upon the average balance of assets.

Due to/from Affiliates

From time to time, the Company may receive or provide working capital from or to DFIM or affiliates of DFG. Such amounts are unsecured and are generally repaid to or collected from operating cash flow.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

Income Taxes

Income tax liabilities are recorded through charges to the statement of income for the estimated income taxes payable for the current period. The Company participates in the filing of the consolidated federal income tax return of DFG and records current federal income tax expense using a 34% income tax rate.

Deferred income tax assets, if any, are recorded for future tax consequences attributable to differences between the financial statement carrying amounts of assets and their respective tax bases. Deferred income tax assets are measured using enacted income tax rates and a valuation allowance is established if it is "more-likely-than-not" that all or a portion of the deferred tax assets will not be realized.

Tax positions taken by the Company are required to be evaluated to determine whether they are "more-likely-than-not" to be upheld under regulatory review. The estimated tax impact of tax positions which do not meet the "more-likely-than-not" criteria is required to be recognized in the financial statements. There are no provisions for uncertain tax positions as of December 31, 2012. Generally, the Company is no longer subject to federal and state tax examinations by tax authorities for years prior to December 31, 2009.

Use of Estimates

The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts reported in the accompanying financial statements. Actual results could vary from the estimates that were used.

3. NET CAPITAL REQUIREMENT

The Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission (the "Net Capital Rule") which requires the maintenance of minimum net capital and a ratio of aggregate indebtedness to net capital not to exceed 15 to 1. Net capital is computed under the basic method permitted by the Rule, which requires minimum net capital to be $5,000 at December 31, 2012. The Company's net capital was $100,123 or $95,123 in excess of its minimum net capital requirement at December 31, 2012. The Company's ratio of aggregate indebtedness to net capital was 0.36 to 1.

The Company is a fully disclosed broker-dealer with NFS. At December 31, 2012, the Company's minimum net capital requirement under the terms of the agreement with NFS (the "NFS Agreement") is $150,000, and the Company is required to maintain a clearing

NET CAPITAL REQUIREMENT (concluded)

deposit of $75,000. As of December 31, 2012, the Company was not in compliance with the minimum net capital requirement per the NFS Agreement. The Company cured the non-compliance in February 2013.

A computation of the reserve requirement is not applicable as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

4. INCOME TAX EXPENSE

Income tax expense for the year ended December 31, 2012 follows:

Current:	
Federal	$ 21,835
State	12,477
	$ 34,312

Actual income tax expense differs from the amount "expected" using the statutory federal tax rate for the year ended December 31, 2012 as follows:

Expected income tax expense using statutory federal income tax rate of 34%	$ 37,789
Effects of:	
State income taxes, net of federal tax benefit	8,235
Surtax exemption	(11,750)
Other	38
Total income tax expense effective income tax rate of 31%	$ 34,312

5. RELATED PARTY TRANSACTIONS

The Company receives substantially all of its executive, administrative, financial, computer systems and support, human resources and compliance services from individuals who are employed and compensated by an affiliate of DFIM. Additionally, an affiliate of DFIM provides certain equipment, telephone, office space and other resources on behalf of the Company. Such expenses incurred by DFIM on behalf of the Company are allocated to the Company by DFIM in accordance with its Expense Sharing Agreement. The Company incurred $43,000 of expenses under the terms of the Expense Sharing

RELATED PARTY TRANSACTIONS (concluded)

Agreement for the year ended December 31, 2012. These expenses are presented as management fees paid to affiliate in the statement of income for the year ended December 31, 2012. As of December 31, 2012, the Company is due $19,288 from DFIM for December 2012 clearing activity (Note 2).

Due to the aforementioned related party transactions, the financial statements of the Company may not be indicative of the financial position, results of operations or cash flows that would have been reported if the Company had conducted its operations as an unaffiliated entity.

6. REPRESENTATIONS AND WARRANTIES

In the normal course of business, the Company may enter into contracts and agreements that contain a variety of representations and warranties which provide general indemnifications. The maximum exposure to the Company under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

7. COMMITMENTS AND CONTINGENCIES

The Company from time to time is subject to legal proceedings, claims, and regulatory compliance examinations which arise in the normal course of its business. At December 31, 2012, certain such matters are outstanding, an estimate of possible losses or range of losses associated with such matters cannot be made, and management believes that resolutions of these matters will not have a material adverse effect on the Company's results of operations or financial condition.

In the normal course of business, the Company may enter into contracts and agreements that contain a variety of representations and warranties which provide general indemnifications. The maximum exposure to the Company under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

Detwiler Fenton Wealth Management, Inc.

Statement of Computation of Net Capital Under Rule 15c3-1 of
the Securities and Exchange Commission

December 31, 2012

Net Capital	
Total shareholder's equity	$ 137,480
Less non-allowable assets:	
Due from affiliate	(19,288)
Prepaid expenses	(18,069)
Total non-allowable assets	(37,357)
Net capital before haircuts or securities positions	100,123
Less haircut on securities positions	-
Net Capital	100,123
Minimum net capital requirement	5,000
Excess Net Capital	$ 95,123
Schedule of Aggregate Indebtedness:	
Aggregate indebtedness	$ 36,267
Percentage of aggregate indebtedness to net capital	36.22%

Note: No material differences exist between the above computation of net capital and the computation included in the Company's corresponding unaudited FOCUS report on Form X-17A-5, Part IIA filing at December 31, 2012.

WOLF
& COMPANY, P.C.

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from Rule 15c3-3 of the Securities and Exchange Commission

To the Board of Directors of Detwiler Fenton Wealth Management, Inc.:

In planning and performing our audit of the financial statements and supplemental schedule of Detwiler Fenton Wealth Management, Inc. (the "Company"), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by Detwiler Fenton Wealth Management, Inc. including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5 in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess

whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Wolf & Company, P.C.

Boston, Massachusetts
February 27, 2013